Other Matters to be Disclosed

RE: Investment Contract with Sidus FNH Corp.

Date of investment contract: October 14, 2005

Parties to the Contract:
KT, KTF, Sidus, Sidus FNH

Terms and Conditions of the Investment Contract:
Investment amount: KRW 28 billion in total (KT: KRW 19.6 billion, KTF: KRW 8.4 billion)

• New issuance of shares: KRW 23 billion

• Acquisition of outstanding shares: KRW 5 billion

• Aggregate ownership of KT and KTF: 51%

Other conditions
- The contract is subject to approval by the boards of directors of each of the parties to the investment contract.